# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stratasys Ltd., CIK 0001517396
CUSIP: M85548101
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: 7665 COMMERCE WAY, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 04/08/2025
Filed by CIK 0001374287
Persons authorized to receive notices and communications: FF6-SSYS, Limited Partnership, Attention: Marc Lesnick, 30 Ha'arbaa Street, Tel-Aviv, Israel (L3), 6473926, 972 (3) 915-7400

## Reporting persons
- Cohen Yuval (CIK 0001374287): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 12,825,885; shared voting power 0; sole dispositive power 12,825,885; shared dispositive power 0; aggregate amount beneficially owned 12,825,885 (15.38% of the class)
  Comment: * Calculations are based on 71,716,159 ordinary shares outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2025).
- Fortissimo Capital Fund V, L.P. (CIK 0001795483): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 1,175,400; shared voting power 0; sole dispositive power 1,175,400; shared dispositive power 0; aggregate amount beneficially owned 1,175,400 (1.41% of the class)
  Comment: * Calculations are based on 71,716,159 ordinary shares outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2025).
- Fortissimo Capital Fund V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 1,175,400; shared voting power 0; sole dispositive power 1,175,400; shared dispositive power 0; aggregate amount beneficially owned 1,175,400 (1.41% of the class)
- Fortissimo Capital 5 Management (GP) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 1,175,400; shared voting power 0; sole dispositive power 1,175,400; shared dispositive power 0; aggregate amount beneficially owned 1,175,400 (1.41% of the class)
  Comment: * Calculations are based on 71,716,159 ordinary shares outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2025).
- FF6 - SSYS, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 11,650,485; shared voting power 0; sole dispositive power 11,650,485; shared dispositive power 0; aggregate amount beneficially owned 11,650,485 (13.97% of the class)
  Comment: * Calculations are based on 71,716,159 ordinary shares outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2025).
- Fortissimo Capital 6 Management (GP) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 11,650,485; shared voting power 0; sole dispositive power 11,650,485; shared dispositive power 0; aggregate amount beneficially owned 11,650,485 (13.97% of the class)
  Comment: * Calculations are based on 71,716,159 ordinary shares outstanding as of December 31, 2024 (as reported in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Name of issuer: Stratasys Ltd.
Address of issuer's principal executive offices: 7665 COMMERCE WAY, EDEN PRAIRIE, Minnesota (MN), 55344
Comment: This statement relates to the ordinary shares, par value NIS 0.01 per share (the "Shares"), of Stratasys Ltd., a corporation organized under the laws of Israel (the "Issuer"), with its principal executive offices at 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot, Israel 7670401.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (i) Fortissimo Capital Fund V, L.P., a Cayman Islands limited partnership ("FF V"); (ii) Fortissimo Capital Fund V GP, L.P., a Cayman Islands limited partnership (FF V GP); (iii) Fortissimo Capital 5 Management (GP), Ltd., an Israeli corporation ("FF5"); (iv) FF6-SSYS, Limited Partnership, an Israeli limited partnership ("FF6-SSYS"); (v) Fortissimo Capital 6 Management (GP) Ltd., an Israeli corporation ("FF6") and (vi) Yuval Cohen, an Israeli citizen ("Yuval Cohen" and, together with FF V, FF5, FF V GP, FF6-SSYS, and FF6, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
Residence or business address: The address of each of the Reporting Persons is 30 Ha'arbaa Street, Tel Aviv-Israel 6473926.
Present principal occupation or employment:
The principal business of each of the Reporting Persons is investing in companies.

Fortissimo Capital 6 Management (GP) Ltd., an Israeli company ("FF6"), is the general partner of FF6-SSYS, an Israeli limited Partnership. FF Capital 5 Management (G.P.) Ltd., an Israeli company ("FF5"), is the general partner of FF V GP, a Cayman Islands limited partnership, which serves as the general partner of FF V, a Cayman Island limited partnership. The sole shareholder and director of both FF5 and FF6 is Yuval Cohen.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
Citizenship: Israel, Cayman Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 2, 2025, the Issuer entered into a Securities Purchase Agreement with Fortissimo Capital Fund VI, L.P., which was assigned to FF6-SSYS, pursuant to which FF6-SSYS purchased 11,650,485 Shares of the Issuer for a total purchase price of US$120,000,000.

As of the date hereof, FF V has purchased 1,175,400 shares in the open market.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power, respectively. The Reporting Persons may engage in discussions with management, the Issuer's board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Pursuant to the Shareholder Agreement entered into with the Issuer the Reporting Persons are restricted from acquiring more than 24.99% of the outstanding Shares of the Issuer and will be limited to voting no more than 20% of the outstanding Shares of the Issuer. The Reporting Persons will nevertheless be permitted to conduct a tender offer for the purchase of at least 15% of the issued and outstanding Shares provided that such purchase brings the Reporting Persons' holdings to at least 35% of the issued and outstanding Shares.

To the extent the Reporting Persons' beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if the Reporting Persons' request, the Issuer is required prior to the earlier of (i) its first annual general meeting of shareholders and (ii) its next extraordinary general meeting of shareholders, in each case following the Reporting Persons' reaching that 20% beneficial ownership level, to include in the proxy statement for that next general meeting of shareholders a proposal approving the election to the Issuers' board of a second Reporting Persons designee. Until the election of the second Reporting Persons designee, the Reporting Persons will be entitled to designate one non-voting representative as an observer to the Issuer's board of directors.

The Issuer has appointed Yuval Cohen as a director of the Issuer and the Reporting Persons will retain the right to designate one director and one observer so long as the Reporting Persons maintain their holdings of Shares of the Issuer to between 10% and (but not including) 19% of the issued and outstanding Shares of the Issuer. The number of individuals that the Reporting Persons are entitled to designate as directors and/or board observers will be reduced to: (i) no directors and one observer if, at any time, if the Reporting Issuers decrease their holdings to between 7.5% and (but not including) 10% of the issued and outstanding Shares; and (ii) no directors or observer if, the Reporting Persons decrease their holdings to less than 7.5% of the issued and outstanding Shares. Any of the above reductions in the Reporting Persons' right to designate directors and/or an observer will not apply if a decrease in the Reporting Persons' percentage holdings is due to a dilutive action taken by the Issuer, such as an issuance of Shares by the Issuer.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.
Except as set forth in this document, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

The Reporting Persons reserve the right, subject to applicable law, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) above, or formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based upon the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2025, there were 71,716,159 ordinary shares outstanding as of December 31, 2024.

Based on the foregoing, as April 8, 2025, the 12,825,885 Shares beneficially owned by the Reporting persons represent approximately 15.38% of the issued and outstanding Shares, with (i) FF V holding and having the sole power to vote 1,175,400 Shares representing approximately 1.41% of the issued and outstanding Shares and (x) as the general partner of FF V GP, the general partner of FF V, FF5 may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; (y) as the general partner of FF V, FF V GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; and (z) as the sole director and shareholder of FF5, Yuval Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; and (ii) FF-SSYS holding and having the sole power to vote 11,650,485 Shares representing approximately 13.97% of the issued and outstanding Shares and (A) as the general partner of FF6-SSYS, FF6 may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; and (B) as the sole director and shareholder of FF6, Yuval Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Based upon the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2025, there were 71,716,159 ordinary shares outstanding as of December 31, 2024.

Based on the foregoing, as April 8, 2025, the 12,825,885 Shares beneficially owned by the Reporting persons represent approximately 15.38% of the issued and outstanding Shares, with (i) FF V holding and having the sole power to vote 1,175,400 Shares representing approximately 1.41% of the issued and outstanding Shares and (x) as the general partner of FF V GP, the general partner of FF V, FF5 may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; (y) as the general partner of FF V, FF V GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; and (z) as the sole director and shareholder of FF5, Yuval Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; and (ii) FF-SSYS holding and having the sole power to vote 11,650,485 Shares representing approximately 13.97% of the issued and outstanding Shares and (A) as the general partner of FF6-SSYS, FF6 may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares; and (B) as the sole director and shareholder of FF6, Yuval Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) such Shares.
Transactions in the class effected during the past sixty days:
Name of Reporting Person FF6-SSYS, Limited Partnership
Date of Transaction April 8, 2025
Type of Transaction Purchase of Ordinary Shares
Number of Shares 11,650,485
Weighted Average Price per Share (in US Dollars) 10.30

Name of Reporting Person Fortissimo Capital Fund V, L.P
Date of Transaction August 2023-January 2024
Type of Transaction Purchase of Ordinary Shares
Number of Shares 1,175,400
Weighted Average Price per Share (in US Dollars) 14.54

Note: Price per share is reported where multiple purchases were conducted on the same day within a one dollar price range, in which case the weighted average purchase price is reported.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement of the Reporting Persons.

2. Securities Purchase Agreement, dated as of February 2, 2025, between the Issuer and Fortissimo Capital Fund VI, L.P., assigned to FF6-SSYS, Limited Partnership (Incorporated by reference to Exhibit 10.1 to the Issuer's 6-K filed on February 4, 2025).

3. Shareholder Agreement, dated as of April 8, 2025, between the Issuer and FF6-SSYS, Limited Partnership (Incorporated by reference to Exhibit 10.2 to the Issuer's 6-K filed on February 4, 2025).

## Signatures
- Cohen Yuval: /s/ Yuval Cohen, Yuval Cohen (04/10/2025)
- Fortissimo Capital Fund V, L.P.: /s/ Yuval Cohen, Yuval Cohen, CEO and Director (04/10/2025)
- Fortissimo Capital Fund V GP, L.P.: /s/ Yuval Cohen, Yuval Cohen, CEO and Director (04/10/2025)
- Fortissimo Capital 5 Management (GP) Ltd.: /s/ Yuval Cohen, Yuval Cohen, CEO and Director (04/10/2025)
- FF6 - SSYS, Limited Partnership: /s/ Yuval Cohen, Yuval Cohen, CEO and Director (04/10/2025)
- Fortissimo Capital 6 Management (GP) Ltd.: /s/ Yuval Cohen, Yuval Cohen, CEO and Director (04/10/2025)